EXHIBIT 99.01

                          EUROPEAN MICRO HOLDINGS, INC.
                        6073 N. W. 167 STREET, UNIT C-25
                              MIAMI, FLORIDA 33015

                                   May 5, 1999

American Surgical Supply Corp. of Florida
6073 N. W. 167 Street, Unit C-25
Miami, Florida  33015
Attention: John D. Gallagher, Sr.


Gentlemen:

      This letter confirms the intent of European Micro Holdings, Inc., a Nevada corporation (the "Buyer"), to acquire all of the outstanding capital stock (the "AMCC Shares") of American Surgical Supply Corp. of Florida d/b/a American Micro Computer Center, a Florida corporation ("AMCC"), from the shareholders named on the signature page hereto (each a "Shareholder" and collectively the "Shareholders").

     1. Purchase Price. The Buyer shall purchase from the Shareholders all of the AMCC Shares in exchange for cash or newly-issued shares of common stock, par value $0.01 per share, of the Buyer (the "Buyer's Shares"). The purchase price for the AMCC Shares shall be equal to the sum of (the "Purchase Price"):

          a.   Book Value Amount (as defined herein); plus

          b.   1998 Normalized Earnings Payment Amount (as defined herein); plus

          c.   the Earn-Out Amount (as defined herein).

     2. Certain Definitions.

          a. "Book Value Amount" means an amount equal to AMCC's shareholder's equity (stated capital, paid-in surplus and retained earnings) as of the last day of the month immediately prior to Closing (as defined herein). The Book Value Amount shall be determined as provided herein and in accordance with generally accepted accounting principles ("GAAP"), and shall be based on the financial statements of AMCC for the applicable period, as audited (or reviewed and accepted) by Buyer's independent certified public accountants. The Book Value Amount shall be adjusted as set forth in Section 5 hereof.

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American Surgical Supply Corp. of Florida
May 5, 1999
Page 2


          b. "1998 Normalized Earnings Payment Amount" means two (2)times the 1998 after-tax earnings of AMCC as adjusted by adding back non-recurring items and subtracting an assumed tax rate of 34%, all as set forth on Exhibit "A" hereto.

          c. The "Earn-Out Amount" means the sum of (i) two (2) times the After-Tax Earnings (as defined herein) of AMCC (the "First Earn-Out Amount") in the twelve (12) month calendar period ended December 31, 1999 (the "First Earn-Out Period") and (ii) two (2) times the After-Tax Earnings of AMCC (the "Second Earn-Out Amount") in the twelve (12) month calendar period ended December 31, 2000 (the "Second Earn-Out Period").

          d. "After-Tax Earnings" means net income after taxes for AMCC computed as provided herein and otherwise in accordance with GAAP, and shall be based on the financial statements of AMCC for the applicable period, as audited (or reviewed and accepted) by Buyer's independent certified public accountants. In determining After-Tax Earnings, AMCC's net earnings shall be reduced by the adjustments described in Section 5 hereof. The Buyer shall cause its accountants to complete their audit (or review) of AMCC's financial statements as soon as practicable after the end of each Earn-Out Period.

          e. "Per Share Value" means the average closing price for the Buyer's Shares on the Nasdaq Stock Market for the thirty (30) trading days ending on the last trading day before the date of issuance of the Buyer's Shares in question.

     3. Payment of Indebtedness. Within thirty (30) days of the Closing, the Buyer shall pay and satisfy the Indebtedness (as defined herein). For the purposes hereof, the "Indebtedness" means the amounts specified on and payable to the persons identified on Exhibit "B" hereto.

     4. Manner of Payment of the Purchase Price. The Purchase Price shall be payable as follows: (a) at Closing, an amount equal to the sum of (i) Book Value Amount, plus (ii) 1998 Normalized Earnings Payment Amount (collectively, the "First Installment"); (b) within ninety (90) days of the end of the First Earn-Out Period, the First Earn-Out Amount (the "Second Installment"); and (c) within ninety (90) days of the end of the Second Earn-Out Period, an amount equal to the Second Earn-Out Amount (the "Third Installment"). The First Installment shall be paid in immediately available funds. The Second Installment and Third Installment shall, at the option of the Buyer, be paid in cash or Buyer's Shares, or any combination thereof. The number of Buyer's Shares to be issued in payment of any portion of the Purchase Price shall be equal to: (a) the portion of the Purchase Price payable in Buyer's Shares, divided by (b) the Per Share Value (as defined herein); PROVIDED that in the event the Buyer elects to pay any portion of the Purchase Price in Buyer's Shares, then the Shareholders shall within fifteen (15) days of the receipt of the Buyer's Shares arrange to sell such shares in approximately equal amounts over the next forty
(40)  succeeding  trading days. In the event that the sale of the Buyer's Shares

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American Surgical Supply Corp. of Florida
May 5, 1999
Page 3


by the Shareholders results in net proceeds of less than the amount of either the Second Installment or the Third Installment (as applicable), then the Buyer shall pay to the Shareholders the difference in cash within twenty eight (28) days of being notified of the amount of any shortfall.

     5. Adjustments to Book Value. Book Value shall be reduced by an amount equal to the difference between (a) the sum of any accounts receivable (or any portion thereof) identified on the financial statements of AMCC as of the last day of the month immediately prior to Closing which are not collected in full, without any set-off, within one hundred fifty (150) days after Closing, plus any inventory identified on the financial statements of AMCC as of the last day of the month immediately prior to Closing not sold by AMCC within two hundred forty
(240) days after Closing for an amount at least equal to its book value, and (b) any applicable reserves as of the last day of the month immediately prior to Closing. Any account receivable or inventory which results in a reduction in Book Value under this Section 5 shall be assigned to the Shareholders upon payment by the Shareholders to Buyer of the amount due to the Buyer. Payments by the Shareholders of any adjustments to the Book Value under this Section 5 shall be paid in cash on the applicable determination date and unpaid amounts shall bear interest at the rate of 8% per annum. Any unpaid balance shall be set off against any installments due to Shareholders under Section 4 hereof.

     6. Costs. Each party agrees to pay, without right of reimbursement from the other party and regardless of whether or not the transaction is consummated, the costs incurred by it in connection with this transaction, including legal fees and other costs incidental to the negotiation of the terms of the transaction and the preparation of related documentation. Each party represents to the others that it has dealt with no finder or broker in connection with this transaction. The Buyer agrees to pay any costs of obtaining an opinion regarding the fairness of this transaction to the Buyer and its shareholders. Each party will indemnify and hold the others harmless from any loss, liability or expense (including, without limitation, legal fees) resulting from the indemnifying party's breach of the representations and agreements contained in this Section 6.

     7. Conditions Precedent to Closing. The Agreement (as defined in Section 15 hereof) shall contain such conditions precedent as required by Buyer in its sole discretion, including but not limited to (i) amendment of AMCC's existing credit arrangements to extend the maturity date for a period of one year from date of closing, at the same interest rate and with right of prepayment without penalty,
(ii) the execution of Employment Agreements on terms satisfactory to Buyer by such "key" employees as designated by Buyer, (iii) receipt of all required consents with respect to all agreements designated as "material" by Buyer and
(iv) receipt of an opinion from an investment  banking firm  satisfactory to the

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American Surgical Supply Corp. of Florida
May 5, 1999
Page 4


Buyer in its sole discretion stating that the transaction taken as a whole is fair from a financial point of view to the Company and its shareholders.

     8. Press Releases. Prior to the Closing, none of the parties will make any press release, statement to employees or other disclosure of this letter or the purchase contemplated hereby without the prior written consent of the other party, except as required by law. Neither AMCC nor Shareholders shall make any such disclosure unless Buyer shall have received prior notice of the contemplated disclosure and has had adequate time and opportunity to comment on such disclosure, which shall be satisfactory in form and content to Buyer and its counsel.

     9. Closing. This transaction will be consummated at a closing (the "Closing") to be held at the offices of Buyer's attorneys, on a date which shall be on or before June 30, 1999.

     10. Due Diligence Inspection. For a period of forty-five (45) days following the date hereof, the Buyer and its representatives may make such examinations and inspections of AMCC as they may reasonably require to analyze its financial condition, properties, legal matters, business and affairs, including the taking of a physical inventory, so long as such examinations do not unreasonably interfere with the conduct of business. The Shareholders will cause their attorneys, legal advisors, accountants and other advisors and agents to cooperate with the Buyer in its investigation and to make their files and work papers available.

     11. Exclusivity. From the date of this letter until June 30, 1999, neither the Shareholders nor AMCC and its officers, directors, employees or other agents will, directly or indirectly, take any action to solicit, initiate or encourage any acquisition of substantially all of the assets or any of the issued share capital of AMCC or any transaction similar to the transaction outlined herein, nor will they entertain any unsolicited proposals or approaches in this regard.

     12. Continued Operations. AMCC will conduct its business only in the normal and ordinary course and in a manner consistent with good business practices. Without the prior written consent of the Buyer, AMCC will not (a) engage in any transaction which would have an adverse effect on the business, operations, assets, financial condition or prospects of AMCC, or (b) amend its organizational documents or any material contracts or issue any equity securities of AMCC or securities convertible, exercisable or exchangeable into equity securities of AMCC. AMCC will preserve its business organization intact and preserve its existing business relationships.

     13. Confidentiality. Each of the parties agrees to maintain the confidentiality of all information furnished to it by the other party hereto concerning the business, operations and financial condition of the party furnishing such information, except to the extent required by applicable law.

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American Surgical Supply Corp. of Florida
May 5, 1999
Page 5


     14. Approval. This transaction shall be subject to (i) the unanimous approval of an independent committee of the Buyer's Board of Directors formed for the sole purpose of evaluating this transaction, which approval shall be made in such committee's sole discretion, and (ii) the approval of Buyer's Board of Directors.

     15. Non-Binding Letter of Intent. Except for Sections 6, 8, 10, 11, 12, 13, 14, 15 and 17 hereof, this letter is an expression of interest only and is not intended to be a binding letter of intent, and the general principles set forth in this letter shall not constitute an agreement to consummate the transaction described herein. Upon the satisfactory completion of the due diligence investigation described in Section 10 hereof to Buyer's sole satisfaction and which confirms the Buyer's intent to consummate the transaction for the purchase price described in Section 1 hereof, the parties will proceed to use their best efforts to negotiate the definitive terms of this transaction and enter into a formal and binding agreement (the "Agreement") which would set forth such representations, warranties, covenants, indemnifications and other provisions as are acceptable to the parties in their sole discretion. This letter of intent is not an agreement to enter into any definitive agreement.

     16. Counterparts. This letter may be signed in counterparts, each of which will be considered an original and all of which will constitute the same document.

     17. Governing Law. This letter shall be interpreted in accordance with the laws of the State of Florida without regard to its conflicts of law principles.

      If this letter accurately reflects your understanding, please indicate your agreement by signing both enclosed copies of this letter and returning one executed copy to me by May 7, 1999.

                                    Sincerely yours,

                                    EUROPEAN MICRO HOLDINGS, INC.

                                    By:  /s/ Harry D. Shields
                                         --------------------
                                    Name:    Harry D. Shields
                                    Title:   Co-Chairman

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American Surgical Supply Corp. of Florida
May 5, 1999
Page 6




ACCEPTED AND AGREED THIS 5TH DAY OF
MAY 1999:

AMERICAN SURGICAL SUPPLY
CORP. OF FLORIDA

By:  /s/ John B. Gallagher, Jr.
    ---------------------------
Name:    John B. Gallagher, Jr.
Title:   President


SHAREHOLDERS:

/s/ John B. Gallagher, Jr.
--------------------------
    John B. Gallagher, Jr.

/s/ John P. Gallagher
---------------------
    John P. Gallagher


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                                   EXHIBIT "A"

                       1998 EXPENSES - NORMALIZED EARNINGS


      Jeanette Hall                 $15,600

      Julie Grzyb                   $15,600

      Lauren Guthries               $9,100

      John P. Gallagher             $26,000

      JPG Car Depreciation          $9,523

      JPG Car Insurance             $2,912

      JPG Gas                       $1,169

      Ameritech Freight Ins.        $3,497

      JBG Phone Expenses            $1,226

      CHS Purchase Legal Fees       $11,026
                                    -------

      TOTAL:                        $95,653
                                    =======

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                                   EXHIBIT "B"


      Shareholder loan payable to John P. Gallagher in the approximate amount of $300,000.